For Immediate Release

Bell Canada to redeem Series M-22 debentures due March 2018 and Series M-36 debentures due April 2018

MONTRÉAL, September 29, 2017 – Bell Canada today announced that it will redeem, on October 30, 2017, prior to maturity, all of its outstanding $1 billion principal amount of 4.40% Debentures, Series M-22, due March 16, 2018 (the “Series M-22 Debentures”). The Series M-22 Debentures will be redeemed at a price equal to $1,011.150 per $1,000 of principal amount of debentures plus $5.304 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the date of redemption.

Bell Canada will also redeem, on October 9, 2017, (the “M-36 Redemption Date”), prior to maturity, all of its outstanding $300 million principal amount of 4.88% Debentures, Series M-36, due April 26, 2018 (the “Series M-36 Debentures”). The Series M-36 Debentures will be redeemed at a price equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-36 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the M-36 Redemption Date (in the aggregate, the “M-36 Redemption Price”) as indicated below.

Pursuant to the terms of the Series M-36 Debentures, the “Canada Yield Price” means a price equal to the price of the Series M-36 Debentures calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.46% on the third business day prior to the date fixed for redemption. The “Government of Canada Yield”, on any date, means the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series M-36 Debentures. The Government of Canada Yield used to calculate the M-36 Redemption Price will be the average of the rates calculated by two registered Canadian investment dealers selected by Bell Canada.

Notice of redemption will be delivered to the registered holders of the Series M-22 Debentures and the Series M-36 Debentures in accordance with the terms of their governing trust indenture.

About Bell

Bell is Canada’s largest communications company, providing broadband wireless, TV, Internet and business communication services from Bell Canada, Bell Aliant and Bell MTS. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
514-870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”